Exhibit 12.1

SIERRA PACIFIC RESOURCES
RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

Amounts in 000’s	2002	2001	2000	1999	1998

EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$(285,679)	$51,668	$(27,339)	$66,771	$94,686
Income Taxes	(163,877)	13,106	(30,727)	26,364	45,471

Income (Loss) From Continuing Operations before Income Taxes	(449,556)	64,774	(58,066)	93,135	140,157
Fixed Charges	300,679	243,405	209,937	133,364	81,238
Capitalized Interest	(5,270)	(2,801)	(10,634)	(8,000)	(6,080)
Preference Security Dividend Requirements	(21,172)	(24,462)	(24,297)	(20,127)	(11,013)

Total	$(175,319)	$280,916	$116,940	$198,372	$204,302

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$279,507	$218,943	$185,640	$113,237	$70,225
Preference Security Dividend Requirements	21,172	24,462	24,297	20,127	11,013

Total	$300,679	$243,405	$209,937	$133,364	$81,238

RATIO OF EARNINGS TO FIXED CHARGES		1.15		1.49	2.51
DEFICIENCY	$475,998	—	$92,997	—	—

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

     For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt and distributions on preferred securities of consolidated subsidiaries, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirements of consolidated subsidiaries. “Earnings” represent the aggregate of income (or loss) from continuing operations before obligated mandatorily redeemable preferred securities, income taxes, and fixed charges, less AFUDC and capitalized interest, and pre-tax preferred stock dividend requirements of consolidated subsidiaries.

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